EXHIBIT 24

InterTrust Files Amendment to Solicitation/Recommendation on
Schedule 14D-9

SANTA CLARA, Calif., December 13, 2002 — InterTrust Technologies Corporation (Nasdaq: ITRU), the leading inventor of digital rights management (DRM) and trusted computing technologies, announced today that it has filed with the Securities and Exchange Commission and is mailing to its stockholders an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer by Fidelio Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Fidelio Acquisition Company, LLC, a Delaware limited liability company, whose members are Koninklijke Philips Electronics N.V., Sony Corporation of America and Stephens Acquisition LLC, to purchase all outstanding shares of InterTrust common stock for $4.25 per share, net to the seller in cash, without interest thereon and less any required withholding tax.

As previously disclosed in the original Schedule 14D-9 and an amendment thereto, several purported class action lawsuits on behalf of stockholders of InterTrust have been filed in connection with the proposed transaction. Among the claims made by the plaintiffs in those lawsuits are that certain disclosures in the original Schedule 14D-9 concerning the proposed transaction are inadequate. InterTrust believes that those claims are entirely without merit and that stockholders have already been provided sufficient information upon which to make a decision whether or not to tender their shares of InterTrust common stock into the offer. Nevertheless, InterTrust has filed this amendment to the Schedule 14D-9 to address the issues raised in the lawsuits by describing the alleged disclosure deficiencies being claimed by the plaintiffs, the disclosures that InterTrust has already provided which InterTrust believes are responsive to the alleged deficiencies and, where appropriate, providing additional non-material information. This amendment to the Schedule 14D-9 also describes the lawsuits, as currently filed. Copies of this amendment, as well as the original Schedule 14D-9, the tender offer statement, and amendments thereto, are available at the Securities and Exchange Commission’s Web site at www.sec.gov.

About InterTrust Technologies Corporation

InterTrust develops and licenses intellectual property for DRM and trusted computing. The Company holds 26 U.S. patents and has approximately 85 patent applications pending worldwide. InterTrust’s patent portfolio covers software and hardware techniques that can be implemented in a broad range of products that use DRM and trusted computing technologies, including computer operating systems, digital media platforms, web services, and enterprise infrastructure. InterTrust has research, engineering, and IP groups focusing on developing and monetizing next-generation technologies and inventions.

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Financial Contacts
Greg Wood, Chief Financial Officer, or
John Amster, Vice President
InterTrust Technologies

408-855-0100

Media Contacts
Ruth Lindley, 408.855.6840, rlindley@intertrust.com
Buckley & Kaldenbach, Inc.
Isabel Kaldenbach, 703.979.3076, isabel@buckleykaldenbach.com

This announcement is neither an offer to purchase not a solicitation of an offer to sell shares of InterTrust. The tender offer is being made pursuant to a tender offer statement and related materials. Investors and security holders are strongly advised to read both the tender offer statement and amendments thereto and the solicitation/recommendation statement and amendments thereto regarding the tender offer referred to in this press release, because they contain important information. The tender offer statement and amendments thereto will be filed by Fidelio Acquisition Company, LLC with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement and amendments thereto will be filed by InterTrust with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by Fidelio Acquisition Company, LLC and InterTrust at the SEC’s Web site at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to Georgeson Shareholder Communication Inc., 17 State Street, 10th Floor, New York, New York 10004, or by calling toll free (866) 870-4324.